[redacted]

11018369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH., D.C.
211

SEC FILE NUMBER
8- 26901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. ORANGE AVENUE
(No. and Street)

ORLANDO	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. SENEFF 407-650-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

200 S. ORANGE AVENUE, SUITE 2050	ORLANDO	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

3/9/2011

OATH OR AFFIRMATION

I, TIMOTHY J. SENEFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL SECURITIES CORP., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGO WEBB
MY COMMISSION # DD986869
EXPIRES: July 31, 2014
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Virgo Webb
Notary Public

Tim Seneff
Signature

TIMOTHY J. SENEFF, CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CNL SECURITIES CORP. as of December 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 5,902,673	3480
2. Deduct ownership equity not allowable for Net Capital			-	3490
3. Total ownership equity qualified for Net Capital			5,902,673	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computations of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			5,902,673	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Conditions (Notes B and C)	$ 812,784	3540		
B. Secured demand note deficiency	-	3590		
C. Commondity futures contracts and spot commodities-proprietary capital charges	-	3600		
D. Other deductions and/or charges	-	3610	(812,784)	3620
7. Other additions and/or allowable credits (List)			-	3630
8. Net capital before haircuts on securities positions			$ 5,089,889	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$ -	3660		
B. Subordinated securities borrowings	-	3670		
C. Trading and investment securities:				
1. Exempted securities	-	3735		
2. Debt securities	-	3733		
3. Options	-	3730		
4. Other securities	(5,339)	3734		
D. Undue Concentration	-	3650		
E. Other (List)	-	3736	(5,339)	3740
10. Net Capital			$ 5,084,550	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CNL SECURITIES CORP. as of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% Of Line 19)	$	266,899	3756
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).	$	25,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	266,899	3760
14. Excess net capital (line 10 less 13)	$	4,817,651	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	4,684,201	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	4,003,489	3790
17. Add:						
A. Drafts for immediate credit	$	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
C. Other unrecorded amounts (List).	$	-	3820	$	-	3830
19. Total aggregate indebtedness				$	4,003,489	3840
20. Percentage of aggregate indebtedness to net capital (line 19 -:- by line 10).					79%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debts	$	-	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	3880
24. Net capital requirement (greater of line 22 or 23)	$	-	3760
25. Excess net capital (line 10 less 24)	$	-	3910
26. Net capital in excess of: 5% of combined aggregate debt items of $ 120,000.	$	-	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondents should provide a list of material non-allowable assets.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report				
Name (If individual, state last, first, middle name)				
GRANT THORNTON LLP 70				
ADDRESS	Number and Street	City	State	Zip Code
	200 SOUTH ORANGE AVENUE STE 2050 71	ORLANDO 72	FL 73	32801 74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE. . . . FOR SEC USE ONLY

WORK LOCATIONS	WORK LOCATIONS MM/DD/YY	DOC. SEC. NO.	CARD			
50	51	52	53			

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Table of Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410
T 407.481.5100
F 407.481.5190
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
CNL Securities Corp.

We have audited the accompanying statement of financial condition of CNL Securities Corp. (a Florida corporation and wholly-owned subsidiary of CNL Capital Markets, Inc.) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Orlando, Florida
February 25, 2011

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Financial Condition (*in thousands, except share data*)
December 31, 2010

Assets	
Cash	$ 8,458
Accounts receivable – related parties	1,139
Prepaid expenses and other assets	73
Property and equipment – net	200
Marketable securities	36
Total assets	$ 9,906
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 569
Commissions payable to brokers or dealers	1,038
Due to parent	406
Deferred compensation	1,715
Deferred rent	275
Total liabilities	4,003
Commitments and Contingencies (Notes G and I)	
Stockholder's equity:	
Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding	-
Additional paid-in capital	63,665
Accumulated deficit	(57,762)
Total stockholder's equity	5,903
Total liabilities and stockholder's equity	$ 9,906

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Operations *(in thousands)*
For the Year Ended December 31, 2010

Revenue:	
Commissions and fees	$ 85,061
Interest and investment income	17
Total revenues	85,078
Expenses:	
Commissions and sales expenses	74,356
Salaries and benefits	8,988
General and administrative expenses	4,058
Total operating expenses	87,402
Net loss	$ (2,324)

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity (*in thousands*)
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2009	$ -	$58,665	$(54,438)	$ 4,227
Net loss	-	-	(2,324)	(2,324)
Capital contributions from parent	-	5,000	-	5,000
Distributions to parent	-	-	(1,000)	(1,000)
Balance, December 31, 2010	$ -	$63,665	$(57,762)	$ 5,903

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Cash Flows (*in thousands*)
For the year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$(2,324)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	165
Amortization of deferred rent	25
Investment gains	(6)
Changes in operating assets and liabilities:	
Accounts receivable – related parties	78
Prepaid expenses and other assets	114
Accounts payable and accrued liabilities	38
Commissions payable to brokers or dealers	322
Due to parent	(53)
Deferred compensation	(15)
Net cash used in operating activities	(1,656)
Cash flows from investing activities:	
Purchases of property and equipment	(40)
Net cash used in investing activities	(40)
Cash flows from financing activities:	
Capital contributions from parent	5,000
Distributions to parent	(1,000)
Net cash provided by financing activities	4,000
Net increase in cash	2,304
Cash at beginning of year	6,154
Cash at end of year	$ 8,458

The accompanying notes are an integral part of this financial statement.

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and wholly-owned subsidiary of CNL Capital Markets, Inc. (CCM). CCM is an indirect wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as broker-dealer for the sale of various shares of unlisted real estate investment trust (REIT) stock. Commissions and fees are generated from the sale of these shares and units. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities, commissions payable to brokers or dealers and due to parent approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees and related expenses from the sale of various shares of unlisted REITs are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder.

Accounts Receivable:

The Company regularly evaluates all accounts receivable and estimated losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. As of December 31, 2010, all amounts were considered collectible and no allowance was deemed necessary.

Marketable Securities:

Marketable securities consist of equity investments that are treated as trading securities. Marketable securities are carried at fair value, with changes in fair value recorded in interest and investment income on the accompanying statement of operations.

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Gain or loss on retirement or disposal of an individual asset is recorded as income or expense. Depreciation is computed using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-15
Computer software and hardware	3-5
Leasehold improvements	Shorter of life of the lease or life of the asset

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. Income or loss is generally included in the stockholder's personal tax returns. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of January 1, 2010 and December 31, 2010, the Company recorded no liability for uncertain tax positions. Prior to the S corporation elections, the Company filed income tax returns in many states. The statute of limitations for examinations of these filings will generally lapse in the next year.

Notes to Financial Statements (*in thousands*)

Note B - Related Party Transactions

REITs:

The Company's activities as a broker-dealer relate primarily to various unlisted REITs. Certain officers of CFG and affiliates of the Company are also officers and directors of certain REITs.

Transactions with Affiliated Companies:

The Company earned commissions and fees from related entities for the year ended December 31, 2010 of $84,917. At December 31, 2010, the Company had commissions and fees due from related REITs totaling $1,139. At December 31, 2010, the Company had $406 due to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

The Company provides marketing and investor services to the related unlisted REITs and related companies for which it receives fees. For the year ended December 31, 2010, such fees amounted to $144 and are included in commissions and fees in the accompanying statement of operations.

Subsidiaries of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Amounts paid for these services amounted to $1,515 for the year ended December 31, 2010 and are included in general and administrative expenses in the accompanying statement of operations.

See Note G for related party lease obligations.

Contribution of Capital:

Historically, the Company has sustained losses and has become dependent upon the willingness and ability of CCM to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements. CCM contributed capital totaling $5,000 during the year ended December 31, 2010.

Note C – Property and Equipment

As of December 31, 2010, property and equipment consisted of the following:

Office furnishings, fixtures and equipment	$ 888
Computer software and hardware	1,325
Leasehold improvements	92
	2,305
Less: Accumulated depreciation and amortization	(2,105)
	$ 200

Notes to Financial Statements (*in thousands*)

Depreciation and amortization expense amounted to $165 for the year ended December 31, 2010 and is included in general and administrative expenses in the accompanying statement of operations.

Note D – Deferred Compensation Obligations

The Company has entered into various agreements with specific Company employees. The employees are allocated a cash award or a stock award value of a specific dollar amount based on shares of certain related REITs and other related entities. Accrued benefits under these agreements continue to increase based on interest or dividends earned and increase or decrease with market value changes of the underlying stock, if applicable. Such benefits are payable under various terms and conditions and are subject to vesting schedules. Accrued benefits amounted to $1,715 at December 31, 2010.

Note E – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that a broker or dealer in securities is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2010 was $5,085 and 6 2/3% of aggregate indebtedness was $267.

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2010, and is exempt from rule 15c3-3 under paragraph K(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions for customer securities.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the audited computation of net capital.

Note F – Profit Sharing Plan

Employees of the Company are included in CNL Financial Group's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the IRC, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2010, the Company's contribution amounted to $239, and is included in salaries and benefits in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

Note G – Obligations Under Operating Leases

Lease with Affiliated Company:

The Company has been allocated a portion of a non-cancelable operating lease which contains an escalation clause for office space leased from a related party. The lease provides for minimum monthly payments through October 2021, currently allocated at $29 per month. Deferred rent expense represents the difference between rent paid and the total cost of the lease recognized on a straight-line basis over the remaining life of the lease. Rent expense, including amortization of deferred rent, relating to the Company's allocation of this lease agreement totaled $329 for the year ended December 31, 2010 and is included in general and administrative expenses in the accompanying statement of operations.

The Company's allocation of future minimum lease payments as of December 31, 2010 is as follows:

Year ending December 31,	
2011	$ 329
2012	339
2013	349
2014	360
2015	370
Thereafter	2,393
	$4,140

Note H – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, accounts receivable and commissions and fees.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At various times throughout the year and at December 31, 2010, balances in these accounts exceeded the insured limits.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity being substantially all from the sale of securities of affiliated entities (see Note B).

Note I - Contingencies

From time to time, the Company is a party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

Note J – Subsequent Events

The Company evaluated all subsequent events through February 25, 2011, the date that the accompanying financial statements were issued. Based on such evaluation, no events have occurred that warrant disclosure in or adjustments to the financial statements.

Supplemental Information

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2010

Net Capital

Computation of net capital:	
Total ownership equity	$5,902,673
Nonallowable assets:	
Other receivables	543,680
Prepaid expenses and other assets	69,441
Property and equipment, net	199,663
Securities haircuts	5,339
Total	818,123
Net capital	$5,084,550
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness of $4,003,489)	$ 266,898
Minimum dollar amount	25,000
Net capital requirement	266,898
Excess net capital	4,817,652
Excess net capital at 1000%	4,684,201
Percent: Aggregate indebtedness to net capital	79%

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

Board of Directors
CNL Securities Corp.

In planning and performing our audit of the financial statements of CNL Securities Corp. (a wholly-owned subsidiary of CNL Capital Markets, Inc.) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

Orlando, Florida
February 25, 2011

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Advisory
Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410
T 407.481.5100
F 407.481.5190
www.GrantThornton.com

To the Board of Directors of CNL Securities Corp.
450 South Orange Avenue
Orlando, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by CNL Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CNL Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CNL Securities Corp.'s management is responsible for the CNL Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

Orlando, Florida
February 25, 2011

Grant Thornton

Financial Statements, Supplemental Information and Report of Independent Certified Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

December 31, 2010

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2010